CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2003	2002

Basic Earnings Per Share
Net income	$597,832	$376,389

Weighted average common shares	2,633,233	2,628,703

Basic Earnings Per Share	$0.23	$0.14

Diluted Earnings Per Share
Net income	$597,832	$376,389

Weighted average common shares	2,633,233	2,628,703
Weighted average effect of assumed stock options	4,072	16,327
Total	2,637,305	2,645,034

Diluted Earnings Per Share	$0.23	$0.14